UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                             (Amendment No. [N/A])*

                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                              Acme Associates, Inc.
                                  431 Route 10
                               Randolph, NJ 07102

                                 (973) 479-8536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  62888Q109

1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Acme Associates, Inc.                     To be supplied
------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   /  /
                                                              (b)   /  /
------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       OO
------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                               /  /
------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------------------------------------------------------
NUMBER OF                    7.     SOLE VOTING POWER
  SHARES                                 50,000,000 (a)
BENEFICIALLY                 8.     SHARED VOTING POWER
 OWNED BY                                -0-
  EACH                       9.     SOLE DISPOSITIVE POWER
REPORTING                                50,000,000 (a)
PERSON WITH                 10.     SHARED DISPOSITIVE POWER
                                         -0-
------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       50,000,000 (a)
------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                      /  /
------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.3%
------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
       CO
------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnotes

(a) Assumes the exercise in full of NCT Group, Inc. ("NCT" or the "Issuer") options granted to Acme Associates, Inc. (the "Reporting Person"). The options to purchase 50,000,000 shares of NCT common stock were granted effective September 30, 2002, vest immediately, expire on September 30, 2007 and are exerciseable at $0.07 per share (the "Options"). Item 2. Identity and Background.

(a)  Name of corporation and place of its organization filing this statement:

     The name of the corporation filing this report is Acme Associates, Inc., a New Jersey corporation.

(b)  Principal business and principal office address:

     431 Route 10
     Randolph, NJ  07102

(c)  Present principal business:

     Management consultants

(d)  During the last five years,  the Reporting Person has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired the Options in consideration of consulting services by the Reporting Person to the Issuer.

Item 4. Purpose of Transaction.

     The purpose of the transaction was for investment only with no view to acquire or otherwise exercise control of or over NCT. As of the date of this Schedule 13D, the Reporting Person has made no determination to acquire additional securities of NCT.

     Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owns 50,000,000 shares of the Issuer's common stock (the "Beneficially Owned Shares") consisting of options of the Issuer exercisable, currently or within 60 days of the date hereof. The 50,000,000 Beneficially Owned Shares constitute 10.3% of 485,881,009 beneficially outstanding shares, representing the sum of (x) 435,881,009 (the number of shares of common stock of the Issuer issued and outstanding as of August 14, 2002, as reported by the Issuer in its Form 10-Q for the quarter ending June 30, 2002); and (y) 50,000,000 shares of common stock for which the Options are exercisable.

     (b) The Reporting Person has sole voting and disposition power of all of such shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

        None

Item 7. Material to Be Filed as Exhibits.

        None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2002




                                        Acme Associates, Inc.
                                        ---------------------


                                        By: /s/ Morton Salkind / Vice President
                                        ---------------------------------------
                                               (Name/Title)